UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 001-38385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GCI 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

GCI Liberty, Inc.
GCI 401(k) Plan

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	5

Notes to Financial Statements	6

Supplemental Schedules: (1)
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit
Exhibit No. 23.1 – Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)

(1) Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator GCI 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GCI 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2019.

Anchorage, Alaska
June 23, 2020

GCI Liberty, Inc.
GCI 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

(Amounts in thousands)	2019	2018
Assets
Investments at fair value:
Mutual funds	$288,332	246,680
Common and preferred stocks	63,732	47,019
Collective trust	18,974	21,116
Self-directed brokerage accounts	11,492	9,509
Total investments	382,530	324,324

Receivables:
Notes receivable from participants	5,084	5,196
Participant contributions	167	620
Employer contributions	406	630
Other receivables	—	15
Total receivables	5,657	6,461
Total Assets	388,187	330,785

Liabilities
Administrative expenses payable	17	—
Excess participant contributions payable	2	5
Net assets available for benefits	$388,168	330,780

See accompanying notes to financial statements.

GCI Liberty, Inc.
GCI 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

(Amounts in thousands)	2019	2018
Additions to net assets attributed to:
Contributions:
Participant	$13,997	15,496
Employer	10,717	10,745
Total contributions	24,714	26,241

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	79,156	(40,058)
Dividend income	9,304	9,689
Total investment income (loss)	88,460	(30,369)

Interest income on notes receivable from participants	282	251

Total additions	113,456	(3,877)

Deductions to net assets attributed to:
Participant withdrawals	(55,857)	(26,073)
Corrective distribution of excess contributions	(2)	(5)
Administrative expenses	(209)	(210)
Total deductions	(56,068)	(26,288)
Net increase (decrease) in net assets available for benefits	57,388	(30,165)
Net assets available for benefits at beginning of period	330,780	360,945
Net assets available for benefits at end of period	$388,168	330,780

See accompanying notes to financial statements.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

(1) Description of Plan

        The following description of the GCI 401(k) Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan sponsored by GCI Liberty, Inc.("GCI Liberty"and "Plan Sponsor"), formerly General Communication, Inc. ("GCI"), and covers employees of the following affiliated companies - GCI Communication Corp. ("GCICC"), United Utilities, Inc. (“UUI”), Unicom, Inc. ("Unicom") and Denali Media Holdings, Corp. ("DMH") (collectively, the "Company"). Employees of participating employers are eligible to make employee deferral contributions immediately after their date of hire, and are eligible to share in Company matching contributions, if any, on the first entry date after completing one year of service, as defined in the Plan document. The entry dates are the first day of each quarter during the year. GCI Liberty and affiliated companies are parties-in-interest to the Plan.

        On April 4, 2017, Liberty Interactive Corporation, now known as Qurate Retail, Inc. ("Qurate Retail"), entered into an Agreement and Plan of Reorganization (as amended, the "reorganization agreement" and the transactions contemplated thereby, the "Transactions") with GCI and Liberty Interactive LLC, a direct wholly-owned subsidiary of Qurate Retail ("LI LLC"). Pursuant to the reorganization agreement, GCI amended and restated its articles of incorporation (which resulted in General Communication, Inc. being renamed GCI Liberty, Inc.) and effected a reclassification and auto conversion of its common stock and Qurate Retail acquired GCI Liberty on March 9, 2018 through a reorganization in which certain Qurate Retail interests, assets and liabilities attributed to its Ventures Group (following the reattribution by Qurate Retail of certain assets and liabilities from its Ventures Group to its QVC Group) were contributed to GCI Liberty in exchange for a controlling interest in GCI Liberty. Qurate Retail and LI LLC contributed to GCI Liberty their entire equity interests in Liberty Broadband Corporation, Charter Communications, Inc., and LendingTree, Inc., the Evite, Inc. operating business and other assets and liabilities, in exchange for (a) the issuance to LI LLC of a number of shares of GCI Liberty Class A common stock and a number of shares of GCI Liberty Class B common stock equal to the number of outstanding shares of Qurate Retail's Series A Liberty Ventures common stock and Qurate Retail's Series B Liberty Ventures common stock on March 9, 2018, respectively, (b) cash and (c) the assumption of certain liabilities by GCI Liberty.

        Pursuant to the Transactions, the GCI Class A and GCI Class B stock in the Plan were redeemed for shares of GCI Liberty Class A common stock and preferred stock. Once GCI Liberty was reincorporated in Delaware, the GCI Liberty Class A common stock and preferred stock were converted to GCI Liberty Series A common stock and GCI Liberty Redeemable Preferred Stock ("GCI Liberty Preferred Stock"), respectively.

Contributions

        The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

1. Salary Reduction Contributions, which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

2. Roth 401(k) Contributions, which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

        Eligible employees of the Company may elect, if certain requirements are met, to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $19,000 and $18,500 in 2019 and 2018, respectively. Contributions may be made as salary reduction or Roth 401(k) contributions or a combination of both.

        Compensation considered for all Plan purposes is subject to a compensation ceiling of $280,000 and $275,000 in 2019 and 2018, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of no more than $6,000 per year for each of the years ended December 31, 2019 and 2018. Participant catch-up contributions are not eligible for Company matching contributions.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

        The Plan allows up to 100% matching of employee contributions. Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant. For the years ended December 31, 2019 and 2018, the Company matched 100% of participant's contributions, up to a maximum match of 10% of each participant's eligible compensation, for employees of GCICC, UUI, and Unicom, while employees of DMH received matching contributions equal to 50% of the participants' contributions, up to a maximum match of 3% of eligible compensation.

        Matching amounts contributed to the Plan by the Company are not taxed to the participant until distribution upon retirement, hardship, disability, death or termination of employment. Plan earnings on Company matching contributions are taxable to the employee either upon distribution or, in the case of certain qualifying GCI Liberty common stock distributions, upon eventual disposition of the stock.

Participant Accounts

        Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses. Plan earnings and losses are allocated on a daily basis, based upon the number of shares in each investment held by each participant account. Participants may change their investment allocation on a daily basis.

Vesting

        A participant's interest in his or her Salary Reduction Contributions and Roth 401(k) Contributions is always fully vested and is not subject to forfeiture.

        The participant's interest in the Company matching contribution portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

        Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

        A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document); (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

        If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, receives a distribution of his or her vested account balance attributable to Company matching contributions, and again becomes an eligible employee, the participant may repay that entire distribution before the earlier of five consecutive one-year breaks in service or five years from his reemployment date. Upon such repayment, the value of that participating employee's account previously forfeited will be restored.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Payment of Benefits

        A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement, or any other termination of employment.

        Participants who terminate with vested benefits less than $1,000 will automatically receive the value of the vested balance in their account as a lump-sum distribution. Participants who terminate with vested benefits greater than $1,000 and less than $5,000 will automatically receive the value of the vested balance in their account as a rollover into an Individual Retirement Account.

Forfeitures

        If a participating employee terminates employment for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All forfeited amounts are used to pay Plan administrative expenses or to reduce future Company matching contributions. During 2019 and 2018, employer contributions were reduced by $171,000 and $437,000, respectively, from forfeited nonvested accounts. At December 31, 2019 and 2018, $447,000 and $204,000, respectively, had been forfeited but had not yet been used to pay Plan administrative expenses or reduce the Company’s matching contributions.

Notes Receivable from Participants

        Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account. Loan transactions are treated as a transfer to/(from) the appropriate investment fund (from)/to the participant’s loan. Loan terms range from one to five years. Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date. Participant loans have interest rates bearing 4.25% to 6.50% due through December 2024. In 2019 and 2018, the fixed rate was calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

(2) Summary of Significant Accounting Policies

Basis of Accounting

        The Plan financial statements are based on the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Notes Receivable from Participants

        Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service as ordinary income.

Excess Contributions Payable

        Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2019 excess contributions to the applicable participants prior to March 15, 2020.

Contributions

        Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants' earnings.

Payment of Benefits

        Benefits are recorded when paid.

(3) Administration of Plan Assets

        Fidelity Investments is the Plan's recordkeeper and asset trustee. Administrative expenses related to the Plan are reported on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2019 and 2018, and were paid by the Plan to the recordkeeper and asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund’s prospectus. Company employees provide administrative support to the Plan, but no employee receives compensation from the Plan and the Company is not reimbursed for these expenses.

(4) Amendment or Termination

        The Plan Sponsor's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant in the Plan becomes fully vested in his or her Matching Account.

(5) Investments

        The following investment choices were offered to Plan participants during the year ended December 31, 2019 (GCI Liberty Preferred Stock not available for future investment):

Common Stock:
•GCI Liberty Series A common stock

Preferred Stock:
•GCI Liberty Preferred Stock

Mutual Funds:
•American Funds EuroPacific Growth Fund R-6
•DFA US Targeted Value I
•Dodge & Cox Income Fund
•Fidelity Total Market Index Fund
•Harbor Capital Appreciation Fund
•JPMorgan Equity Income Fund
•Vanguard Small Cap Growth Index

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

•Vanguard Target Retirement 2020
•Vanguard Target Retirement 2030
•Vanguard Target Retirement 2040
•Vanguard Target Retirement 2050
•Vanguard Target Retirement 2060
•Vanguard Target Retirement Income

Collective Trust
•Morley Stable Value Fund

        Participants have the option of having self-directed brokerage accounts within the Plan, through which they may choose to buy any publicly traded securities or mutual funds.

        Stock of the Plan Sponsor investment prices per share at December 31, 2019 and 2018, were as follows:

	2019	2018
GCI Liberty Series A common stock	$70.85	41.16
GCI Liberty Preferred Stock	$26.48	24.23
        The percentage of Plan assets invested in stock of the Plan Sponsor at December 31, 2019 and 2018 is 16% and 14%, respectively.

(6) Fair Value Measurements

        Following are descriptions of the valuation methodologies used for assets measured at fair value.

        Mutual funds: Valued at the quoted Net Asset Value ("NAV") of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

        Common and preferred stocks: The fair value of common and preferred stocks are based on quoted market prices.

        Collective trust: Valued at the daily closing price as reported by the collective trust. The collective trust is required to publish its daily NAV and to transact at that price. The collective trust held by the Plan is deemed to be actively traded.

GCI Liberty, Inc.
GCI 401(k) Plan
Notes to Financial Statements

Investments Measured at Fair Value

        Investments measured at fair value consisted of the following types of instruments as of December 31, 2019 and 2018 (amounts in thousands):

December 31, 2019	Level 1 (1)	Level 2 (2)	Total fair value
Mutual funds	$288,332	—	288,332
Common and preferred stocks	63,732	—	63,732
Self-directed brokerage accounts	10,911	581	11,492
Collective trust	18,974	—	18,974
Total investments at fair value	$381,949	581	382,530

December 31, 2018
Mutual funds	$246,680	—	246,680
Common and preferred stocks	47,019	—	47,019
Self-directed brokerage accounts	9,269	240	9,509
Collective trust	21,116	—	21,116
Total investments at fair value	$324,084	240	324,324

(1) Quoted prices in active markets for identical assets or liabilities.
(2) Significant other observable inputs

(7) Income Taxes

        The Plan is qualified under Section 401(a) of the Code pursuant to a favorable opinion letter dated March 31, 2014, issued by the Internal Revenue Service on the form of the Plan document. Although the opinion letter covering the Plan does not reflect recent minor changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

        GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years 2015 and earlier.

(8) Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of differences between information contained in the financial statements and the net assets available for benefits and net loss required to be reported in the 2019 Form 5500 (amounts in thousands):

	Net Assets Available for Benefits		Net Increase (Decrease) in Net Assets Available for Benefits
	2019	2018	2019
Per financial statements	$388,168	330,780	57,388
Accrued excess contributions	2	5	(3)
Per Form 5500	$388,170	330,785	57,385
        Form 5500 is prepared on a modified cash basis while the financial statements are prepared on the accrual basis of accounting.

(9) Non-exempt Transactions

        The Company failed to timely remit to the Plan withheld employee contributions and participant loan repayments on multiple occasions and in the aggregate amount of $0.8 million and $4.4 million in 2019 and 2018, respectively, in accordance with the plan asset provisions of the Department of Labor (“DOL”) Regulation 2510.3-102, resulting in prohibited, or nonexempt, transactions. The accompanying Schedule of Delinquent Participant Contributions discloses these transactions in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. The Company has calculated the foregone earnings that would have been credited to participants' accounts if the late remittances in each of the years from 2016 through 2019 had been made on a timely basis and has contributed those amounts to the Plan. All contributions and foregone earnings were fully corrected by January 2020.

(10) Party-In-Interest Investments

        The following investments by the Plan are party-in-interest transactions for which a statutory exemption exists (amounts in thousands):

	2019	2018
GCI Liberty Series A common stock	$57,044	39,762
GCI Liberty Preferred Stock	6,688	7,257
Fidelity Total Market Index Fund	28,812	23,659
Self-directed brokerage accounts	11,492	9,509
Participant loans	5,084	5,196
Total parties-in-interest investments	$109,120	85,383

GCI Liberty Series A common stock, GCI Liberty Preferred Stock, and GCI Class A common stock

        The Company's common and preferred stock represents investments in parties-in-interest and a related party.

Fidelity

        Fidelity is the Plan's trustee and performs the recordkeeping duties of the Plan.

Self-directed brokerage accounts

        Participants who have elected to use self-directed brokerage accounts may hold investments in Fidelity funds. Fidelity is the Plan's trustee and performs the recordkeeping duties of the Plan.

(11) Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(12) Subsequent Events

        In March 2020, the World Health Organization declared the outbreak and ongoing coronavirus 2019 disease ("Covid-19") a pandemic. Covid-19 has contributed to significant declines and volatility in financial markets. As such, the Plan saw a relative decline in market value of securities held subsequent to year end. The Plan adopted certain features specified in recent Federal regulations of the Coronavirus Aid Relief and Economic Security Act (“CARES Act”) for qualifying participants including Covid-19 distribution options of up to $100,000, deferment of loan payments, and elimination of 2020 Required Minimum Distributions for those participants who meet certain qualifications.

GCI Liberty, Inc.
GCI 401(K) Plan

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended
December 31, 2019

(Amounts in thousands)	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$21,817	53	5,160	—	16,604

See accompanying report of independent registered public accounting firm.

GCI Liberty, Inc.
GCI 401(k) Plan

Employer Identification Number - 92-0072737
Plan Number - 001

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2019

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock:
*	GCI Liberty Series A common stock	805,097 shares	**	$57,044
*	GCI Liberty Series A Cumulative Redeemable Preferred Stock	252,526 shares	**	6,688
				63,732

	Mutual Fund Investments:
	American Funds EuroPacific Growth Fund R-4	302,928 shares	**	16,828
	DFA US Targeted Value I	631,860 shares	**	14,647
	Dodge & Cox Income Fund	1,100,638 shares	**	15,442
*	Fidelity Total Market Index Fund	318,048 shares	**	28,812
	Harbor Capital Appreciation Fund	358,648 shares	**	27,150
	JPMorgan Equity Income Fund	1,050,860 shares	**	20,429
	Vanguard Small Cap Growth Index	277,499 shares	**	15,526
	Vanguard Target Retirement 2020	1,069,937 shares	**	25,796
	Vanguard Target Retirement 2030	1,884,483 shares	**	47,338
	Vanguard Target Retirement 2040	1,845,020 shares	**	47,749
	Vanguard Target Retirement 2050	784,091 shares	**	20,559
	Vanguard Target Retirement 2060	143,121 shares	**	3,773
	Vanguard Target Retirement Income	189,350 shares	**	4,283
				288,332

*	Self-directed brokerage accounts	4,693,964 shares	**	11,492

	Collective Trust:
	Morley Stable Value Fund	695,800 shares	**	18,974
				382,530

*	Participant loans	Interest bearing at 4.25% to 6.50%, due through December 2024	—	5,084
				$387,614

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GCI 401(k) Plan

By:	/s/ Peter Pounds
Peter Pounds
Plan Committee Member

Date:	June 23, 2020